
Mail Stop 3561

November 6, 2006

Via U.S. Mail and Fax (214) 706-4242

Mr. G. Edward Hancock
Chief Executive Officer
Emazing Interactive, Inc.
101 C North Greenville Avenue
Suite 255
Allen, TX 75002

> **RE:** **Emazing Interactive, Inc.**
> **Registration Statement on Form SB-1, File No. 333-138111**
> **Filed October 20, 2006**

Dear Mr. Hancock:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Plan of Distribution, page 10

1. We note your limit on purchases by affiliates in the offering. Based upon your current disclosure and the minimum amount to be sold in the offering, it does not appear that an affiliate could ever buy 5,000 shares because even at the minimum amount of the offering, 10% of the minimum amount of shares would constitute 15,000 shares. Please tell us in your response letter the purpose of this limitation and revise the disclosure to make clear how this restriction operates.

Description of Business, page 12

2. We note your statement on page 4 that the company's business involves "software development for the gaming industry and host online computer games." However, your description of your business does not present a clear explanation of your current and planned operations. At present, your disclosure focuses on the state of the online gaming industry without adequately describing the company's niche in the industry. Substantially revise this section and MD&A to remove unnecessary marketing material relating to the online gaming industry in general and replace with detailed disclosure relating to:

   - Your current state of business development.
   - What your planned operations will be, including a detailed explanation of how you intend to generate revenues. For example, your description of your planned partnerships/ponsors does not make clear how they will work.
   - How your intended use of proceeds such as software development and server lease agreements relate to your business model.
   - The role your CEO and contract workers will specifically play in the operation of your business.
   - How you intend to utilize your website, emazinggaming.com, in your business model.
   - A timetable for your development.

Significant Parties, page 24

3. Discuss Oxford Guild, Ltd's role in the development of your company. Clarify whether the shareholder is strictly an investor in the company or if James Wilkinson will play a role in the business of the company. We note the disclosure on page 31 that indicates that unspecified services have been provided to the company by Oxford Guild.

Report of Independent Registered Public Accounting Firm, page F-1

Note 5 – Financial Condition and Going Concern, pages F-8 – F-9

4. Please have your auditor explain their consideration of SAS 59 in determining not to include a going concern modification in their audit report. In your response letter, please have your auditor explain how they addressed the following in making their determination:

    - Your working capital deficit and shareholders' deficit as of June 30, 2006.
    - Your disclosure in Footnote 5 stating that, short of obtaining adequate working capital, you will have to "suspend or discontinue operations."
    - You disclosure in Footnote 5 stating that "These conditions raise substantial doubt about Emazing's ability to continue as a going concern."

Part II – Item 4. Unregistered Securities Issued or Sold Within One Year, page 31

5. Identify the investors who purchased securities in the June 30, 2006 private placement. Clarify how the company found these investors and determined their status as sophisticated investors.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Paul Monsour, Accountant, at (202) 551-3360 or Terry French, Accounting Branch Chief at, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Jeff Mullins, Esq. [v*ia facsimile* - (214) 706-4242]
        Scheef & Stone, LLP